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[KAYE SCHOLER LLP LOGO]



                                                   Hillary F. Jassey
                                                   212 836-7799
                                                   Fax 212 836-6758
                                                   hjassey@kayescholer.com


                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com


                                 August 22, 2005




BY EDGAR AND BY HAND

Pamela A. Long, Esq.
Edward M. Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  MAAX Holdings, Inc.
               Pre-effective Amendment 1 to Registration Statement on Form S-4 Filed July 19, 2005
               File No. 333-125251
               ---------------------------------------------------------------


Dear Ms. Long and Mr. Kelly:


     This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement"), as set forth in your letter to Andre Heroux dated July 29, 2005. The Company is filing under separate cover Amendment No. 2 to the Registration Statement in response to such comments. Included with this letter are three copies of such filing, one of which has been marked to show changes to the Registration Statement in the form in which it was filed with the Commission on July 19, 2005.


     The text of each comment contained in the Staff's letter is set forth in italics below, followed by the Company's response. All references to page numbers in the text of this letter refer to pages in Amendment No. 2 to the Registration Statement, as revised and marked to show changes from Amendment No. 1 to the Registration Statement filed on July 19, 2005.


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                                        2                        August 22, 2005



Ratio of Earnings to Fixed Charges, page 13
-------------------------------------------

1.       We read your revised disclosures provided in response to prior comment
         6. As required by Instruction 2(A) to Item 503(d) of Regulation S-K, disclose the dollar amount of the deficiency for any ratio with a less than one-to-one coverage. Also, do not disclose any ratio less than
         1.0. Also revise the disclosures on page 45.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 13, 45 and 46.

Risk Factors, page 14
---------------------

2. Refer to prior comment 7. The meaning of the thirteenth risk factor's caption or heading is unclear. Please revise.

      RESPONSE: The heading of the thirteenth risk factor has been revised.
         See page 17.

Special Note Regarding Forward-Looking Statements, page 27
----------------------------------------------------------

3. Since the offering is a tender offer, MAAX is ineligible to rely on the safe harbor for forward-looking statements under section 27(A)(b)(2)(C) of the Securities Act. MAAX is also ineligible to rely on the safe harbor for forward-looking statements under section 27(A)(b)(2)(D) of the Securities Act. Thus, MAAX should delete the phrase "as defined by federal securities laws." Alternatively, MAAX should explain that it is ineligible to rely on the safe harbor.

         RESPONSE: The phrase "as defined by federal securities laws" has been deleted in accordance with the Staff's comment. See page 27.

Critical Accounting Policies, page 48
-------------------------------------

4. We read your revised disclosures provided in response to or comment 16. We have the comments below on your accounting for goodwill and intangible assets.

         Goodwill
         --------

         o Revise your disclosure to clarify how you have defined your reporting units.

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                                        3                        August 22, 2005


           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to clarify how the Company defines its reporting units. See page 48.


         o Revise your disclosures to inform more clearly investors how you allocated the purchase to your reporting units. Provide us sufficiently detailed information for us to assess fully the appropriateness of how you allocated the purchase price.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to inform investors how the purchase price was allocated among the Company's reporting units. See page 48.

         o You state in note 3 to your financial statements that "Value attributed to goodwill is supported by the strong position of the Company on the Canadian market, its efficiency to deliver in less than five working days, its capacity to design and create innovative and highly profitable new products and the capacity of senior management to create and implement strategies to perform well in the market." Clarify for readers why your kitchen and spa segments will not benefit from this acquisition.


           RESPONSE: The disclosure has been revised to clarify that the Company's kitchen and spa segments did not benefit from the acquisition as they were being considered non-core segments on a going-forward basis. See page F-33.


         o You state that "The excess purchase price has been allocated entirely to the bathroom segment based on its fair value compared to the fair value of the two other business segments." We are uncertain what you mean by this statement given your earlier statement that "Goodwill acquired in business combinations is allocated to each reporting unit by comparing the allocated purchase price to their respective fair value and the excess of fair value is allocated to goodwill." Revise your disclosures as necessary to provide clarifying information.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 48.


         o Clarify specifically for readers why the predecessor's kitchen and spa segments had goodwill of $15.6 million and $8.4 million allocated as of June 3, 2004, but none is allocated to the Company's kitchen and spa segments as of June 4, 2004.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to explain that the goodwill attributed to the predecessor's kitchen and spa segments had a zero value in connection with a valuation of the business segments as of June 4, 2004. See pages 48, 49 and F-33.


         o You state that "our estimates demonstrate that future discounted cash flows projected for most of our business units are greater than the carrying values."


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                         4                        August 22, 2005



           Revise your disclosure to clarify which business units have future discounted cash flows that are less than their carrying values and why no impairment was recorded for those business units.


           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to clarify that an impairment was recognized for the spas segment on February 28, 2004. Furthermore, a subsequent valuation of the business was completed in connection with the acquisition of MAAX Inc. See page 49.


         Intangible Assets
         -----------------

         o You state that if the carrying value is greater than the future cash flows, a provision is made to write down the carrying value of the related assets to the estimated net recoverable value. Note that paragraph 15 of SFAS 142 states that the impairment loss shall be recognized in the amount that the carrying value exceeds the fair value. Revise appropriately your disclosures here and in your notes to your financial statements.


           RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages 49, F-28 and F-29.


         o Clarify why "Impairment is tested with all other long-lived assets of the bathroom sector." Address why in accordance with paragraph 10 of SFAS 144 you would not group any of your intangible assets with your spa or kitchen segments. Address specifically each identified intangible asset acquired in the June 4, 2004 acquisition of MAAX, Inc. We note that your kitchen and spa segments have key brand names identified on page 64 and your disclosure on page 66 that discusses your multi-channel distribution network and your channel-specific product offering which seem to encompass products from across all of your business segments.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 50.

         o Disclose how management determined that the fair value of the Enterprise Resource Planning System or ERPS is greater than its carrying value. Specify how management determined the fair value of this intangible asset.


           RESPONSE: As described in the revised disclosure, management had no indication that the net recoverable amount of the group of assets which includes the ERPS would be less than its carrying value, and therefore, management did not make a determination of the fair value of the ERPS. The Company's previous disclosure was not referring to a calculation of the fair value of the ERPS, only that management "believed that the fair


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                                        5                        August 22, 2005



           value of such system is greater than its carrying value". By this, the Company meant that management had no indication that the carrying value of the ERPS was greater than its fair value without performing specific calculations. See page 49.

         o Disclose how you determined the appropriateness of a 15 year useful life for the ERPS. We note paragraph 37 of SOP 98-1: "Given the history of rapid changes in technology, software often has had a relatively short useful life."


           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to explain that the costs incurred in the implementation of the ERPS system represent the base on which future modules and upgrades are being built, so the base will remain useful even in the event of future upgrades to the current software. See page 50.


         o Disclose how you determined the 25 year useful life of the distribution network. Refer to the guidance in paragraph 11 of SFAS 142.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to explain that management relied on the historical average client relationship of the Company's major customers to determine the 25 year useful life of the distribution network (including client relationships). See page 50.

Results of Operations, page 50
------------------------------

5. As requested previously in prior comment 17, delete your discussion "Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004" on pages 53-55.

         RESPONSE: The disclosure has been deleted in accordance with the Staff's comment. See page 54.

Liquidity and Capital Resources, page 56
----------------------------------------

6.       We note your revised disclosures provided in response to prior comment
         21. You indicate that the increase in accounts receivable for the period ended February 28, 2005 is attributable to the seasonality of your business. Further address the seasonal nature of your business, addressing specifically which periods typically have seasonally higher sales. Also, as requested previously, address the cash inflows and outflows related to the June 2004 transactions and the offering of the notes. Alternatively, revise your document to do so.


         RESPONSE: The disclosure has been expanded in accordance with the Staff's comment to address the increase in accounts receivable attributable to the seasonality of the Company's business. See page 57. The disclosure has also been expanded to address the cash inflows and outflows related to the consummation of the transactions that occurred on June 4, 2004 and the offering of the notes. See pages 56, 57 and 58.


7.       We read your revised disclosures provided in response to prior comment
         23. Expand your disclosures to clarify why it is appropriate to present financial covenants and maintenance tests for Beauceland Corporation instead of MAAX Corporation. We note

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                                        6                        August 22, 2005



         that these tests are as defined in MAAX Corporation's senior secured credit facility. Otherwise, revise your disclosures to present the financial covenants and maintenance tests as they relate to MAAX Corporation.

         RESPONSE: The Company has presented financial covenants and maintenance tests for Beauceland Corporation because MAAX Corporation's senior secured credit facility measures compliance with financial covenants and maintenance tests based on the consolidated financial information of Beauceland Corporation and its subsidiaries (including MAAX Corporation). MAAX Corporation is the borrower under this senior secured credit facility, which is why the Company refers to it as MAAX Corporation's senior secured credit facility. Beauceland Corporation is a guarantor.


         The disclosure has been revised to clarify the foregoing. See pages 58 and 59.


Controls and Procedures, page 62
--------------------------------

8. We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures "are effective in ensuring that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required." We have these comments on the disclosure:

         o Revise your incorrect reference to Exchange Act Rules 13a-14 and 15d-14.

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 62.

         o You have provided an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions on required disclosure. Otherwise, simply conclude that your disclosure controls and procedures are effective or ineffective, whichever is the case.

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                                        7                        August 22, 2005

           RESPONSE: The disclosure has been revised in accordance with the Staff's comment to reflect the Company's conclusion that its disclosure controls and procedures are effective and future filings will include similar disclosure to the extent applicable. See page 62.


Business, page 63
-----------------

9. Refer to prior comment 27. Explain the meaning of "CAGR" in the second paragraph under "General" on page 63.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page 63.

Note 7.  Warranties and Guarantees, page F-11
---------------------------------------------

10. Provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting period under paragraph 14(b) of FIN 45 for the predecessor and the company for the three months ended May 31, 2005 and 2004.

         RESPONSE: The tabular disclosure has been included in accordance with the Staff's comment. See page F-7.

Note 6.  Intangible Assets, page F-35
-------------------------------------

11. We read your response to prior comment 42. Provide this clarifying information in note 6.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See page F-36.

Note 9.  Income Taxes, page F-32
--------------------------------

12.      We read your revised disclosures provided in response to prior comment
         46. We note that your effective tax rate for 270-day period ended February 28, 2005 is significantly impacted by the "change in tax rate related to foreign income and other differences." Provide clarifying disclosure on what this item represents for the period mentioned above and for the periods of the predecessor company as shown on page F-40. Your revised disclosures do not address fully our concerns. Further, expand your MD&A discussion of

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                                        8                        August 22, 2005


         income taxes for all periods presented to explain better the underlying reasons for the changes in your income tax expense from period to period.


         RESPONSE: The disclosure has been revised in accordance with the Staff's comment to provide additional information about the effective tax rate for the 270-day period ended February 28, 2005. See page 54. Additional disclosure related to income taxes for all periods presented has also been added to the MD&A. See pages 52, 54 and 56.


Note 10. Capital Stock, page F-42
---------------------------------

13. We read your response to prior comment 49. Expand your disclosures to clarify why you redeemed the common stock and stock options and why the redemption was made at such a significant premium. Clarify which group of stockholders benefitted from this redemption. Also address for us why you believe that it is appropriate to reflect the premium on redemption in retained earnings rather than as an expense since the redemption was not made on a pro rata basis to all of your stockholders.


         RESPONSE: The option to participate in the redemption was offered to all of the stockholders of the Company, including members of management, and 99.8% of the net proceeds received by the Company were distributed in connection with the redemption of shares from stockholders which were not part of management. The purpose of the transaction was to offer to all stockholders the option for the Company to repurchase, at a fair value estimated by the Company's board of directors, a portion of outstanding common shares and vested options. As required by paragraph 37 of Financial Accounting Standards Board 123 and as described above, the premium on the redemption of shares was reflected in retained earnings rather than as an expense. The Company also made a cash payment to certain members of management and a non-employee director in connection with the transactions that occurred on December 10, 2004. Such cash payment was reflected as an expense.


         The disclosure has been revised in accordance with the Staff's comment. See page F-43.

Note 11. Stock-based Compensation, page F-43
--------------------------------------------

14. We read your response to prior comment 50. You indicate that the exercise price of each option equals the estimated market value of the parent company's stock on the date of grant. As requested previously, disclose the fair value of your common stock on each grant date for your stock options.

         RESPONSE: The disclosure has been revised to include the fair value of the Company's common stock on each grant date of the Company's stock options. See page F-45.


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                                        9                        August 22, 2005



15.      We note your revised disclosures provided in response to prior comment
         52. You indicate that the preferred shares are redeemable for cash. Expand your disclosures to provide the specific redemption terms of these securities.

         RESPONSE: The disclosure has been expanded to include the specific redemption terms of the preferred shares in accordance with the Staff's comment. See pages F-10, F-11 and F-46.

16. We note the disclosure on page 91 that you issued stock options to some of your management, employees, and directors at an exercise price of C$0.01. It is unclear to us whether this information is appropriately included in note 11. Revise appropriately your disclosures. If necessary, include the applicable SFAS 123 and 148 disclosures in note 1(f) as they relate to these stock options.

         RESPONSE: The disclosure has been revised in accordance with the Staff's comment. See pages F-45 and F-46.

Exhibit 10.18
-------------

17. We note your response to prior comment 55 and your acknowledgment that you did not refile the exhibit and that you will refile the exhibit in the next amendment.

         RESPONSE: Exhibit 10.18 has been refiled with its attachments as an exhibit to Amendment No. 2 to the Registration Statement.


         Thank you for your assistance regarding this matter. Please contact Stephen C. Koval at (212) 836-8019 or the undersigned at (212) 836-7799 with any further comments or questions you may have.

                                                    Sincerely,

                                                    /s/ Hillary F. Jassey

                                                    Hillary F. Jassey, Esq.

cc: Ms. Jenn Do
    Ms. Jeanne K. Baker
    Mr. Andre Heroux
    Mr. Denis Aubin
    Mr. Pierre Leblanc
    Stephen C. Koval, Esq.
    Jennifer C. Kurtis, Esq.
    Laura E. Ross, Esq.